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September 2, 2022
Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Leonardo DRS, Inc.
Registration Statement on Form S-4
Filed on August 3, 2022
File No. 333-266494
Ladies and Gentlemen:
On behalf of our client, Leonardo DRS, Inc. (the “Company”), we wish to inform you that the Company has filed Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (“Amendment No. 1”). Amendment No. 1 reflects the Company’s responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated August 18, 2022, as well as certain updated and supplemental information.
The Staff’s comment is restated in bold type prior to the Company’s response.

Securities and Exchange Commission September 2, 2022

Form S-4 filed August 3, 2022
General
1.    We note your disclosure that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please file a tax opinion as an exhibit to your registration statement. Please also revise your disclosure on page 290 to reflect that the tax consequences discussed represent the opinion of counsel. Refer to Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin No. 19.
Response: In response to the Staff’s comment, the Company has filed a tax opinion as Exhibit 8.1 to Amendment No. 1 and has revised its disclosure on page 293 of Amendment No. 1 to reflect that the tax consequences discussed represent the opinion of counsel.
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If you have additional questions or require any additional information with respect to Amendment No. 1 or this letter, please do not hesitate to contact me at (212) 558-3109 or millersc@sullcrom.com.

Yours truly,

/s/ Scott D. Miller
Scott D. Miller

cc:	William J. Lynn III
Mark A. Dorfman
(Leonardo DRS, Inc.)